Exhibit 99.7
UNITED UTILITIES BUSINESS DEVELOPMENT DIRECTOR
United Utilities PLC announced today that Paul Capell has been appointed to the Board as its new Business Development Director with effect from 1 May 2007, the date he joins the company.
Paul joins UU from Veolia Water Solutions and Technologies, where he was President of Major Industrial Projects and prior to that he was divisional MD of Weir Techna, responsible for its global contracting business. A chartered engineer, Paul spent seven years as MD of Weir Westgarth Limited, one of the world’s largest desalination and offshore water treatment contractors.
Philip Green, CEO of United Utilities: ‘This is a key new role in our management team and we believe Paul’s strategic planning and utility industry experience will help us fulfil our vision of becoming a world class operator of utility infrastructure.’
There are no details to disclose under paragraph 9.6.13 (2) to (6) of the Listing Rules in relation to Mr Capell.
For further information, please contact:
Gaynor Kenyon, Communications Director +44 (0)7753 622282
Darren Jameson, Investor Relations Manager +44 (0)7733 127707
www.unitedutilities.com